AB 3/26/03

SECUR IMISSION

03018679

SEC MAIL RECEIVED PROCESSING
FEB 27 2003
WASH. D.C. 181 SECTION

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ANNUAL AUDITED REPORT

[redacted]

PART III

SEC FILE NUMBER
8-50986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.S. Thomas & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3309 56th Street N.W. Suite 102
(No. and Street)

Gig Harbor (City) WA (State) 98335 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Levine 860-653-7357
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

1301 A Street, Suite 600 Tacoma WA 98402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sheela C. Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.S.Thomas & Associates, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(none)

[Notary seal: TRANG H. COLBERT NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 08-01-04]

Signature

Owner

Title

Trang H. Colbert 02-25-03
Notary Public In + For STATE OF WASHINGTON
Residing at [illegible], WA
My appointment expires: 08-01-04

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S.S. THOMAS & ASSOCIATES, LLC

INDEPENDENT AUDITOR'S REPORT
and
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

CONTENTS

MOSS-ADAMS LLP

INDEPENDENT AUDITOR'S REPORT

To the Members
S.S. Thomas & Associates, LLC

We have audited the accompanying statements of financial condition of S.S. Thomas & Associates, LLC as of December 31, 2002 and 2001, and the related statements of operations, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.S. Thomas & Associates, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Tacoma, Washington
January 29, 2003

S.S. THOMAS & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2002	DECEMBER 31, 2001
Cash	$ 31,118	$ 60,446
Accounts receivable	3,189	47,354
Prepaid expenses and deposits	1,747	1,747
Furniture and equipment, net of accumulated depreciation of $22,574 and $15,611	20,170	13,831
Securities, at estimated fair value	11,500	33,063
	$ 67,724	$ 156,441

LIABILITIES AND MEMBERS' EQUITY

	2002	2001
LIABILITIES		
Accounts payable	$ 592	$ 2,124
Accrued payroll taxes	14,182	5,598
	14,774	7,722
COMMITMENTS (Note 4)		
MEMBERS' EQUITY		
Contributed capital	34,419	114,419
Retained earnings	18,531	34,300
	52,950	148,719
	$ 67,724	$ 156,441

Note 1 – Description of Operations and Summary of Significant Accounting Policies

Operations – S.S. Thomas & Associates LLC, (the Company), a Washington Limited Liability Company, is a private equity boutique focused on creating alternative investment products, and providing financial consulting services to large institutional investors and high net worth individuals. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investors Protection Corporation (SIPC). The Company's primary source of revenue is from contractual retainer and placement fees.

Revenue Recognition – Generally, retainer fees for contracted services are due on a monthly basis during the term of the agreement. First payment is due upon execution of the contract and is immediately recognized as revenue, subsequent payments are recognized when received. In some cases, a portion of the retainer fee may be credited against the placement fee received by the Company. A placement fee is typically based on an agreed percentage of aggregated capital commitments made by investors or interests sold to investors at closing and is recognized when earned. Reimbursable costs are recorded as incurred.

Accounts Receivable – The Company carries its accounts receivable at cost. The Company evaluates its accounts receivable on an ongoing basis and writes off any accounts deemed uncollectible. The Company does not accrue interest on past due accounts nor does it maintain an allowance for doubtful accounts.

Bad Debts Recognition – Uncollectible accounts receivable are charged directly against revenues when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

Furniture and Equipment – Furniture and equipment are stated at cost. Depreciation is computed on the straight-line basis over two to five years. Depreciation expense totals $6,964 and $6,789 for the years ended December 31, 2002 and 2001, respectively.

Securities – Equity securities held for investment purposes are carried at fair value as determined by management.

Federal Income Tax – The Company has elected to be a limited liability company (LLC) for tax purposes, and its income or loss is included in the personal tax return of the members.

Note 1 – Description of Operations and Summary of Significant Accounting Policies (continued)

Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Practice Development – Costs related to marketing the Company's services are expensed as incurred.

Note 2 – Securities

During 2000, the Company purchased shares of common stock and stock warrants of The NASDAQ Stock Market, Inc. for $33,063. Throughout 2000 and 2001, these securities were not readily marketable and were carried at cost, which approximated fair value. During 2002, the Nasdaq Common Stock went public and the warrants became exercisable on June 28, 2002.

The common stock is valued at the quoted market price of $10 per share at December 31, 2002. The strike price on the stock warrants at December 31, 2002 is $13 per warrant. Therefore, management has estimated the value of the stock warrants at $1 per warrant. Trading loss on securities totals $21,563 at December 31, 2002.

Note 3 – Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company has net capital of $24,427, which is $19,427 in excess of its required net capital. The Company's net capital ratio at December 31, 2002, is .60 to 1.

At December 31, 2001, the Company has net capital of $51,711, which is $46,711 in excess of its required net capital. The Company's net capital ratio at December 31, 2001, is .1493 to 1.

Because the Company does not trade or carry securities accounts for customers or perform custodial functions relating to customer securities, it is not subject to certain other regulatory requirements of the SEC.

Note 4 – Lease Commitments

The Company leases office space and certain equipment. Rent expense for 2002 and 2001 totals $47,435 and $55,064, respectively. Future minimum rental payments under noncancelable operating leases with an initial term of at least one year total $21,957 as of December 31, 2002.

Note 5 – Major Customers

At December 31, 2002, four customers account for approximately 95% of the Company's total revenues and owe the Company approximately $3,200.

At December 31, 2001, five customers account for approximately 97% of the Company's total revenues and owe the Company approximately $46,000.

Note 6 – Guaranteed Payments

The Company's Amended and Restated Limited Liability Company Operating Agreement stipulates that, at the discretion of the president, members who are actively participating in the Company may receive guaranteed payments.

Guaranteed payments to members are designed to represent reasonable compensation for services rendered and are accounted for as expenses rather than as an allocation of corporation net income. Accordingly, the Company does not have a payroll liability obligation related to these payments. Guaranteed payments that are designed to reflect payment of interest on capital accounts are not accounted for as expenses of the company but are considered as part of the allocation of net income.

Guaranteed payments to members are included in salaries and payroll taxes expense on the accompanying statement of operations and total $181,000 and $250,000 for the years ended December 31, 2002 and 2001, respectively.

Note 7 – Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at a regional office of the Securities and Exchange Commission.